Mail Stop 6010

August 29, 2008

Mr. Gordon G. Pratt
President and Chief Executive Officer
FMG Acquisition Corp.
Four Forest Park, Second Floor
Farmington, CT 06032

> **Re:** **FMG Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed April 18, 2008**
> **File No. 333-150327**

Dear Mr. Pratt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 4 to Form S-4/A

Outside Front Cover Page of the Prospectus

1. Please revise the cover page and the Notice of Special Meeting of Stockholders to limit each to one page. Move all information that is not required to a more appropriate location in your document.

Proposal 1—The Merger Proposal

The Company's Reasons for the Merger and Recommendation of the Company's Board, page 56

2. Under the caption "The risk the Company's current stockholders will experience substantial dilution upon consummation of the Merger", please delete the third sentence which compares net income for FMG on a historical basis to a pro forma net income amount derived from the pro forma combined financial statements. We do not believe there is any reasonable basis for comparison of the two disclosed amounts, since one represents the historical net income for FMG as a non-operating blank-check company, and the other represents a pro forma amount for the combined company assuming the consummation of the proposed merger.

Unaudited Pro Forma Combined Financial Information, page 149

3. Please reconcile your disclosure of FMG's basic and diluted weighted average shares outstanding for the six months ended June 30, 2008 to the corresponding amounts on page F-15.

4. Please revise to include tabular disclosure supporting your calculations of pro forma combined basic and diluted weighted average shares outstanding for each period presented. Disclose any underlying assumptions to the extent that the amounts cannot be recalculated based on the amounts presented in the financial statements and your disclosures regarding the terms of the proposed merger.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

4. Tender Offer, page 156

5. In your disclosures in this section, you present "common shares" in the unaudited pro forma condensed combined balance sheet information at June 30, 2008 and December 31, 2007, and these amounts appear to be derived from the pro forma combined statements of operations for each period. Please explain how the disclosed amounts are consistent with the presentation of a pro forma balance sheet at each date, given that the shares are weighted for the period outstanding in the pro forma combined statements of operations, but would not be weighted in a pro forma balance sheet. Revise your disclosures as appropriate.

Item 21. Exhibits and Financial Statement Schedules

6. Please file as an exhibit to your registration statement the "Exchange Offer" agreement entered into between FMG and certain accredited investors on August 15, 2008, as required by Item 601(b)(10) of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Frank Wyman at (202) 551-3660 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, Suzanne Hayes at (202) 551-3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Douglas S. Ellenoff, Esq.
        Adam S. Mimeles, Esq.
        Ellenoff Grossman & Schole LLP
        150 East 42nd Street
        New York, NY 10017

        Carolyn T. Long, Esq.
        Steven W. Vazquez, Esq.
        Foley & Lardner LLP
        100 North Tampa Street, Suite 2700
        Tampa, FL 33602